UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

25 June 2003

BLUE SQUARE – ISRAEL LTD.

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	[X]	Form 40-F	[ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	[ ]	No	[X]

SIGNATURES

June 25, 2003

Contact:
Blue Square-Israel Ltd.
Iris Penso
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ipenso@coop.co.il

Completion of Sale Agreement — Bronfman — Alon Ltd. acquiring Co-Op’s
Holdings in Blue Square-Israel

Rosh Haayin, Israel – June 24, 2003 – In furtherance of the press releases of April 8, 2003 and April 10, 2003, Blue Square-Israel Ltd. (NYSE: BSI) (“Blue Square”) announced today that it had been notified of the completion of the sale of Co-Op Blue Square Services Society Ltd.’s holdings in Blue Square (representing 78.1% of Blue Square’s outstanding share capital) to Bronfman - Alon Ltd. in consideration for the payment of NIS 1,337 million (the equivalent of US$288.3 million on the date of submission of the bid) plus interest from the date of the bid to the date of purchase. Blue Square has been notified that all required consents for the transaction have been obtained, including that of the Israeli Antitrust Authority.

Following the completion of the transaction, the following directors have resigned from Blue Square’s Board of Directors: Mr. Arie Bar, Mr. Haim Zaban, Mr. Gideon Shefer, Ms. Yona Markovitz, Mr. Doron Cohen, Mr. Avi Cohen, Ms. Tamar Ben-David and Mr. Yossi Kucik.

In addition, the following individuals have been appointed to Blue Square’s Board of Directors:

Mr. David Wiessman — currently President & CEO of Alon Israel Oil Company Ltd.and Dor Energy (1988) Ltd., CEO of Bielsol Investments (1987) Ltd. and Chairman of the Board of Alon U.S.A. Energy, Inc and other Companies.

Mr. Matthew Bronfman – currently managing director of ACI Capital American Fund and in the board of directors of Tweeter — Home Entertainment Group (TWTR) .

Mr. Yitzhak Beder – currently CEO of Granot, a purchasing organization of the kibbutzim and a chairman of the Board of Directors of Alon Israel Oil Company Ltd. and. Dor Energy (1988) Ltd., Director in Dor Gas Ltd., Alon Dor Operating Service Stations Ltd., Pri-Gat Ltd., entities under control of Granot, and One Technologies Software (ASD) Ltd.

Mr. Yaakov Shalom Fisher – currently President of Palace Candles Inc., a manufacturer and marketer of candles and aluminum products in Israel and U.S.A.

Mr. Pinchas Cohen — currently CEO of Africa Israel Investments Ltd., a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd., director of Alon Israel Oil Company Ltd and Alon U.S.A. Energy.

Mr. Avraham Meron – currently CFO of Africa Israel Investments Ltd., and a director of subsidiaries and affiliates of Africa Israel Investment Group Ltd. Director in Alon Israel Oil Company Ltd.., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd and other companies of Dor Alon Group and Alon U.S.A. Energy.

Mr. Davidi Marom — currently CEO of Jordan Valley Economies and Zemach Leasing (1993) Ltd., and a director of Zemach Regional Industries-Jordan Valley Ltd., other Zemach affiliated entities, Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd., Alon Dor Operating Service Stations Ltd. and other companies.

Mr. Shlomo Even — currently an accountant and partner of the accounting firm of Tiroshi Even, and a director of Supersol Bailsol Investments Ltd., Alon Israel Oil Company Ltd., Dor Energy (1988) Ltd. and Alon Dor Operating Service Stations Ltd. and other companies.

Mr. Ron Hadassi — currently manager in Palace Group, a manufacturer and marketer of candles, and an external director in Na’aman Porzelon Ltd.

Ms. Meirav Gold — currently CEO of Palace Candles Inc., and an external director of Liberties Properties Ltd. and Arpal Protective Systems Ltd.

Mr. Elisha Eitani – currently CEO of Hechal – Haner Ltd.

Blue Square expresses its deep appreciation to all of the resigning directors for their contribution to Blue Square during the period that they have served as members of the Board of Directors.

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Blue Square-Israel Ltd is a leading retailer in Israel. A pioneer of modern food retailing in the region, Blue Square currently operates 162 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.coop.co.il.

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of markets acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company’s accounting policies, as well as certain other risks and uncertainties which are detailed in the Company’s filings with the Security and Exchange Commission, particularly the prospect to its public offering in July, 1996.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE – ISRAEL LTD.

By:

Iris Penso, Adv. General Counsel & Corporate Secretary

Date: 25 June 2003